Tidelands Bancshares, Inc.
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464

December 19, 2008

Via EDGAR and Fax

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, DC 20549

     Re:      Tidelands Bancshares, Inc.

                Registration Statement on Form S-1
                Filed October 8, 2008

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, Tidelands Bancshares, Inc. (“Tidelands”) hereby requests the SEC’s consent to withdraw the above-referenced registration statement. Due to its receipt of proceeds under the United States Department of the Treasury’s Troubled Asset Relief Program Capital Purchase Program, Tidelands has determined not to offer its shares to the public at this time.

     We believe that withdrawal of the registration statement is consistent with the public interest and the protection of investors, especially considering that no securities were sold in the offering. Accordingly, Tidelands respectfully requests that the SEC grant its request to withdraw the registration statement.

     In addition, in response to comment 25 in the SEC’s Comment Letter dated November 3, 2008, we hereby confirm that the language of our certifications in future filings with the SEC will be revised to conform to the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations.

If you have questions or comments about the foregoing, please call the undersigned at (843) 284-8432 or Brennan Ryan of Nelson Mullins Riley & Scarborough LLP at (404) 322-6218.

Very truly yours,

/s/ Robert E. Coffee, Jr.

Robert E. Coffee, Jr.
Chief Executive Officer

cc:     Mr. J. Brennan Ryan, Esq.